

Mail Stop 3720

August 3, 2009

<u>Via U.S. Mail and Fax (208-777-0428)</u>
Mr. Ralph Peterson
Chief Financial Officer
Command Center, Inc.
3773 West Fifth Avenue
Post Falls, Idaho 83854

      RE: **Command Center, Inc.**
              Form 10-K for the fiscal year ended December 26, 2008
              Filed April 9, 2009
              File No. 000-53088

Dear Mr. Herr:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director